Press Release

GreenPower Announces Results of Annual General and Special Meeting and Appointment of Officers

Vancouver, Canada May 27, 2022 - GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) (the "Company"), a leading manufacturer and distributor of zero-emission, electric-powered, medium and heavy-duty vehicles, announces the results of the Annual General and Special Meeting (AGM) that was held yesterday.

The shareholders elected all of management's director nominees being Mark Achtemichuk, Fraser Atkinson, Malcolm Clay, Cathy McLay, David Richardson and Brendan Riley.

The shareholders also approved the Company's Equity Incentive Plan and the appointment of Crow MacKay LLP, Chartered Professional Accountants as the Company's auditors for the ensuing fiscal year.

Following the AGM the Directors of the Company appointed the following officers of the Company for the ensuing year:  Fraser Atkinson - Chairman and Chief Executive Officer, Brendan Riley - President and Michael Sieffert - Chief Financial Officer and Corporate Secretary.

Contacts

Fraser Atkinson

CEO

(604) 220-8048

Megan Kathman

Skyya PR for GreenPower

(651) 785-3212

megan@skyya.com

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van, and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. © 2022 GreenPower Motor Company Inc. All rights reserved.